Exhibit 23.4

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated October 21, 2014 with respect to the consolidated financial statements of Mid-Atlantic Convenience Stores, LLC (successor) and subsidiaries and MACS Holdings, LLC (predecessor) and subsidiaries as of December 31, 2013 (successor) and for the period from October 3, 2013 to December 31, 2013 (successor) and the period from January 1, 2013 to October 2, 2013 (predecessor) included in the Current Report on Form 8-K/A dated October 21, 2014 of Sunoco LP, which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Dallas, Texas

July 22, 2016